Mail Stop 4720
                                                                 August 22,
2018


    Alan W. Jackson
    Executive Vice President and
    Chief Financial Officer
    Capital Bancorp, Inc.
    One Church Street
    Rockville, MD 20850

           Re:     Capital Bancorp, Inc.
                   Amendment No. 3 to
                   Draft Registration Statement on Form S-1
                   Submitted August 20, 2018
                   CIK No. 0001419536

    Dear Mr. Jackson:

          We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
    EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

          After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

    Selected Historical Consolidated Financial and Other Data

    GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures, page 17

    1. We note that you have titled several of your non-GAAP measures as "pro forma." Based on the information in the filing, it does not appear that this information is pro forma financial information based on the guidance in Article 11 of Regulation S-X. If true, please revise your presentation to more clearly present your non-GAAP measures eliminating the use of the words pro forma.
 Alan W. Jackson
Capital Bancorp, Inc.
August 22, 2018
Page 2

        You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Michael
Volley, Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at
(202) 551-3783 or, in his absence, me at (202) 551-3765 with any other questions.


                                                           Sincerely,

                                                           /s/ Pamela A. Long

                                                           Pamela A. Long
                                                           Assistant Director
                                                           Office of Financial
Services

cc:     William H. Levay, Esq.